UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.

THERAGENICS CORPORATION®
(Name Of Subject Company (Issuer))

THERAGENICS CORPORATION®
(Name of Filing Persons (Issuer and Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

883375107
(CUSIP Number of Class of Securities)

M. Christine Jacobs
Chief Executive Officer
Theragenics Corporation
5203 Bristol Industrial Way
Buford, Georgia 30518
(770) 271-0233

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Rick Miller
Eliot Robinson
Bryan Cave LLP
1201 W. Peachtree St., 16th Floor
Atlanta, Georgia 30309
Tel: (404) 572-6600

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$10,000,000	$1,146.00

*
Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per million of the aggregate amount of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒   issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This Tender Offer Statement on Schedule TO (together with the exhibits hereto, this “Schedule TO”) relates to a tender offer by Theragenics Corporation (“Theragenics” or the “Company”) to purchase shares of its common stock, par value $0.01, for an aggregate purchase price of up to $10 million, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 12, 2012 (the “Offer to Purchase”) and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

ITEM 1.          SUMMARY TERM SHEET

The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

ITEM 2.          SUBJECT COMPANY INFORMATION

(a)               Name and Address.  The name of the issuer is Theragenics Corporation.  The address of its principal executive offices is 5203 Bristol Industrial Way, Buford, Georgia 30518.  The telephone number of the principal executive offices of Theragenics is (770) 271-0233.

(b)               Securities.  The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

(c)               Trading and Market Price.  The Company’s common stock is traded on the New York Stock Exchange under the symbol “TGX.” The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares”) is incorporated herein by reference.

ITEM 3.          IDENTITY AND BACKGROUND OF FILING PERSON

The Company is the filing person. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 4.         TERMS OF THE TRANSACTION

(a)              Material Terms.  The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference:

●	Summary Term Sheet;

●	Introduction;

●	Section 1 (“Number of Shares; Proration; Odd Lots”);

●	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Additional Background”);

●	Section 3 (“Procedures for Tendering Shares”);

●	Section 4 (“Withdrawal Rights”);

●	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

●	Section 6 (“Conditional Tender of Shares”);

●	Section 7 (“Conditions of the Offer”);

●	Section 9 (“Source and Amount of Funds”);

●	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

●	Section 14 (“Certain United States Federal Income Tax Consequences”); and

●	Section 15 (“Extension of the Offer; Termination; Amendment”).

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(b)              Purchases.  The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 5.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)               Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 6.          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a); (b); (c)  Purposes; Use of Securities Acquired; Plans.  The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, the use of securities acquired in the transaction and plans, are incorporated herein by reference:

●	Summary Term Sheet; and

●	Section 2 (“Purpose of the Offer; Certain Effects of the Offer; Additional Background”).

ITEM 7.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a); (b); (d)  Source of Funds; Conditions; Borrowed Funds.  The information set forth in Section 9 (“Source and Amount of Funds”) and Section 7 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a); (b)  Securities Ownership; Securities Transactions.  The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

ITEM 9.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)  Solicitations or Recommendations.  The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10.        FINANCIAL STATEMENTS

Not applicable.

ITEM 11.        ADDITIONAL INFORMATION

(a)  Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in Section 11 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 12 of the Offer to Purchase (“Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934”) and Section 13 of the Offer to Purchase (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(c)  Other Material Information.  The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.        EXHIBITS

(a); (b); (d); (g); (h)  See Exhibit Index immediately following the signature page.

ITEM 13.        INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Theragenics Corporation

Dated: June 12, 2012	By:	/s/ M. Christine Jacobs
Name: M. Christine Jacobs
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)*	Offer to Purchase dated June 12, 2012.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Form of Letter to 401(k) Plan Participants and Direction Form.

(a)(5)(A)*	Press Release announcing commencement of the Tender Offer dated June 12, 2012.

(a)(5)(B)*	Memo to Theragenics Employees dated June 12, 2012.

(a)(5)(C)	Notice to Executive Officers and Directors of Blackout Period, dated June 12, 2012 (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed June 12, 2012).

(b)	Not applicable.

(d)(1)	Theragenics Corporation 1995 Stock Option Plan (incorporated by reference to Exhibit 10.1 of the Company’s common stock registration statement on Form S-8, file no. 333-15313).

(d)(2)	1997 Stock Incentive Plan (incorporated by reference to Appendix B of the Company’s Proxy Statement for its 1997 Annual Meeting of Stockholders filed on Schedule 14A).

(d)(3)	Theragenics Corporation 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 of the Company’s report on Form 10-K for the year ended December 31, 1999).

(d)(4)
Theragenics Corporation 2006 Stock Incentive Plan (incorporated by reference to Appendix A to the Company’s definitive proxy statement for its May 9, 2006 annual meeting of stockholders filed with the Securities and Exchange Commission on March 27, 2006).

(d)(5)	First Amendment to Theragenics Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 18.1 on Form 8-K filed November 13, 2006).

(d)(6)	Theragenics Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form S-8 dated March 16, 2010).

(d)(7)	Theragenics Corporation 2012 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K dated March 1, 2012).

(d)(8)
Rights Agreement dated February 14, 2007 between the Company and Computershare Investor Services LLC (incorporated by reference to Exhibit 99.1 of the Company’s registration statement on Form 8-A/A filed February 16, 2007).

(d)(9)
Amended and Restated Credit Agreement among the Company, C.P. Medical Corporation, Galt Medical Corp., NeedleTech Products, Inc. and Wachovia Bank, National Association, together with related Term Loan Note and Amended, Restated and Consolidated Line of Credit Note dated May 27, 2009 (incorporated by reference to Exhibit 10.1 of the Company’s report on Form 10-Q for the quarterly period ended July 5, 2009).

Exhibit Number	Document
(d)(10)
First Amendment dated August 4, 2010 and effective as of June 30, 2010 to the Amended and Restated Credit Agreement dated May 27, 2009 among the Company, C.P. Medical Corporation, Galt Medical Corp., NeedleTech Products, Inc. and Wells Fargo Bank, National Association, successor in interest by merger to Wachovia Bank, National Association (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed August 6, 2010).

(d)(11)
Third Amendment dated June 12, 2012 and Second Amendment dated February 17, 2012 to the Amended and Restated Credit Agreement dated May 27, 2009 among the Company, C.P. Medical Corporation, Galt Medical Corp., NeedleTech Products, Inc. and Wells Fargo Bank, National Association, successor in interest by merger to Wachovia Bank, National Association (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed June 12, 2012).

(g)	Not applicable.

(h)	Not applicable.

* Filed herewith.